UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Fourth-Quarter and Full-Year 2006 Results
FOR IMMEDIATE  RELEASE

Highlights

➢ Full-year television broadcasting sales increased 8.5%, and OIBDA margin reached an all-time high of 50.5%
➢ Full-year Sky Mexico sales increased 19.6%, and OIBDA grew 35.8%; full-year OIBDA margin reached an all-time high of 47.7%
➢ Full-year consolidated net sales increased 12.2%, and OIBDA grew 19.4%; full-year OIBDA margin reached an all-time record of 43.3%
➢ Upfront sales increased 8.3% in real terms
➢ Sign-on to sign-off audience share reached 71% in 2006

Consolidated Results

Mexico City, D.F., February 21, 2007—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”) today announced results for the fourth quarter and the full year 2006. The results have been prepared in accordance with Mexican Financial Reporting Standards and are adjusted in millions of Mexican pesos in purchasing power as of December 31, 2006.

The following table sets forth a condensed statement of income for the years ended December 31, 2006 and 2005, in millions of Mexican pesos, as well as the percentage of net sales that each line represents, and the percentage change when comparing 2006 with 2005:

	2006	Margin %	2005	Margin %	Change %
Net sales	37,931.8	100.0	33,797.6	100.0	12.2
Operating income before depreciation and amortization (“OIBDA”)	16,428.0	43.3	13,757.7	40.7	19.4
Operating income	13,748.9	36.2	11,240.6	33.3	22.3
Net income	8,586.2	22.6	6,373.8	18.9	34.7

Consolidated net sales increased 12.2% to Ps.37,931.8 million in 2006 compared with Ps.33,797.6 million in 2005. This increase was attributable to revenue growth in our television broadcasting, Sky Mexico, cable television, publishing, pay television networks, programming exports, radio, and publishing distribution segments. These increases were partially offset by a marginal sales decrease in our other businesses segment.

Consolidated OIBDA increased 19.4% to Ps.16,428 million in 2006 compared with Ps.13,757.7 million in 2005. OIBDA margin reached an all-time high of 43.3%, up from a margin of 40.7% reported in 2005 due to higher sales, which were partially offset by higher cost of sales and operating expenses. In addition, consolidated operating income rose 22.3% to Ps.13,748.9 million in 2006 compared with Ps.11,240.6 million in 2005.

Net income increased 34.7% to Ps.8,586.2 million in 2006 compared with Ps.6,373.8 million in 2005. The net increase of Ps.2,212.4 million reflected i) a Ps.2,670.3 million increase in OIBDA, ii) a Ps.754.6 million decrease in integral cost of financing, iii) a Ps.272 million decrease in other expense, net, iv) a Ps.526.6 million reduction in cumulative loss of accounting change, and v) a Ps.539.8 million decrease in minority interest. These favorable changes were partially offset by i) a Ps.162 million increase in depreciation and amortization, ii) a Ps.375.2 million increase in restructuring and non-recurring charges, iii) a Ps.1,244.8 million increase in income taxes, and iv) a Ps.768.9 million decrease in equity in results of affiliates.

Fourth-Quarter Results by Business Segment
The following table presents fourth-quarter results ended December 31, 2006 and 2005, for each of our business segments. Amounts are presented in millions of Mexican pesos in purchasing power as of December 31, 2006.

Net Sales	4Q 2006%		4Q 2005%		Inc. %
Television broadcasting	6,163.8	56.0	6,081.5	59.1	1.4
Pay television networks	349.2	3.2	335.8	3.3	4.0
Programming exports	556.4	5.1	512.0	5.0	8.7
Publishing	880.7	8.0	783.4	7.6	12.4
Publishing distribution	114.5	1.0	110.4	1.1	3.7
Sky Mexico	1,894.6	17.2	1,621.3	15.8	16.9
Cable television	555.6	5.0	405.7	3.9	36.9
Radio	125.6	1.1	112.2	1.1	11.9
Other businesses	368.7	3.4	321.3	3.1	14.8
Segment Net Sales	11,009.1	100.0	10,283.6	100.0	7.1
Intersegment operations[1]	(268.3)		(265.6)		(1.0)
Disposed operations[2]	-		25.1		-
Consolidated Net Sales	10,740.8		10,043.1		6.9

OIBDA (Loss)	4Q 2006	Margin %	4Q 2005	Margin %	Inc. %
Television broadcasting	3,187.1	51.7	3,016.8	49.6	5.6
Pay television networks	189.5	54.3	179.4	53.4	5.6
Programming exports	233.9	42.0	193.2	37.7	21.1
Publishing	213.8	24.3	185.8	23.7	15.1
Publishing distribution	(0.8)	(0.7)	4.5	4.1	(117.8)
Sky Mexico	922.7	48.7	714.3	44.1	29.2
Cable television	228.6	41.1	178.5	44.0	28.1
Radio	35.9	28.6	26.1	23.3	37.5
Other businesses	(134.2)	(36.4)	(100.1)	(31.2)	(34.1)
Corporate expenses	(166.0)	(1.5)	(53.2)	(0.5)	(212.0)
Segment OIBDA	4,710.5	42.8	4,345.3	42.3	8.4
Disposed operations[2]	-	-	(8.3)	(33.1)	-
Consolidated OIBDA	4,710.5	43.9	4,337.0	43.2	8.6

Operating Income (Loss)	4Q 2006	Margin %	4Q 2005	Margin %	Inc. %
Television broadcasting	2,918.2	47.3	2,751.3	45.2	6.1
Pay television networks	183.8	52.6	173.1	51.5	6.2
Programming exports	232.8	41.8	192.1	37.5	21.2
Publishing	195.1	22.2	179.4	22.9	8.8
Publishing distribution	(6.2)	(5.4)	(1.1)	(1.0)	(463.6)
Sky Mexico	654.9	34.6	409.8	25.3	59.8
Cable television	135.0	24.3	87.0	21.4	55.2
Radio	31.0	24.7	21.3	19.0	45.5
Other businesses	(166.8)	(45.2)	(113.1)	(35.2)	(47.5)
Corporate expenses	(166.0)	(1.5)	(53.2)	(0.5)	(212.0)
Segment Operating Income	4,011.8	36.4	3,646.6	35.5	10.0
Disposed operations[2]	-	-	(8.3)	(33.1)	-
Consolidated Operating Income	4,011.8	37.4	3,638.3	36.2	10.3
1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Reflects the results of operations of one of the Company’s soccer teams.

Full-Year Results by Business Segment
The following table sets forth full-year results ended December 31, 2006 and 2005, for each of our business segments. Amounts are presented in millions of Mexican pesos in purchasing power as of December 31, 2006.

Net Sales	2006	%	2005	%	Inc. %
Television broadcasting	20,972.1	53.9	19,323.5	55.5	8.5
Pay television networks	1,329.0	3.4	1,156.2	3.3	14.9
Programming exports	2,110.9	5.4	1,952.0	5.6	8.1
Publishing	2,885.5	7.4	2,607.1	7.5	10.7
Publishing distribution	433.5	1.1	418.5	1.2	3.6
Sky Mexico	7,452.7	19.2	6,229.2	17.9	19.6
Cable television	1,984.7	5.1	1,462.1	4.2	35.7
Radio	444.6	1.1	358.7	1.0	23.9
Other businesses	1,320.9	3.4	1,323.0	3.8	(0.2)
Segment Net Sales	38,933.9	100.0	34,830.3	100.0	11.8
Intersegment operations[1]	(1,089.3)		(1,087.5)		(0.2)
Disposed operations[2]	87.2		54.8		59.1
Consolidated Net Sales	37,931.8		33,797.6		12.2

OIBDA (Loss)	2006	Margin %	2005	Margin %	Inc. %
Television broadcasting	10,598.0	50.5	9,211.4	47.7	15.1
Pay television networks	682.3	51.3	539.1	46.6	26.6
Programming exports	869.3	41.2	695.8	35.6	24.9
Publishing	555.8	19.3	499.5	19.2	11.3
Publishing distribution	18.0	4.2	6.9	1.6	160.9
Sky Mexico	3,555.5	47.7	2,618.8	42.0	35.8
Cable television	816.8	41.2	509.4	34.8	60.3
Radio	94.6	21.3	54.3	15.1	74.2
Other businesses	(267.8)	(20.3)	(144.6)	(10.9)	(85.2)
Corporate expenses	(450.9)	(1.2)	(189.9)	(0.5)	(137.4)
Segment OIBDA	16,471.6	42.3	13,800.7	39.6	19.4
Disposed operations[2]	(43.6)	(50.0)	(43.0)	(78.5)	(1.4)
Consolidated OIBDA	16,428.0	43.3	13,757.7	40.7	19.4

Operating Income (Loss)	2006	Margin %	2005	Margin %	Inc. %
Television broadcasting	9,552.5	45.5	8,152.4	42.2	17.2
Pay television networks	659.9	49.7	512.1	44.3	28.9
Programming exports	864.8	41.0	691.1	35.4	25.1
Publishing	514.3	17.8	472.4	18.1	8.9
Publishing distribution	(4.8)	(1.1)	(15.8)	(3.8)	69.6
Sky Mexico	2,465.2	33.1	1,635.5	26.3	50.7
Cable television	456.6	23.0	182.7	12.5	149.9
Radio	74.7	16.8	34.1	9.5	119.1
Other businesses	(339.8)	(25.7)	(191.0)	(14.4)	(77.9)
Corporate expenses	(450.9)	(1.2)	(189.9)	(0.5)	(137.4)
Segment Operating Income	13,792.5	35.4	11,283.6	32.4	22.2
Disposed operations[2]	(43.6)	(50.0)	(43.0)	(78.5)	(1.4)
Consolidated Operating Income	13,748.9	36.2	11,240.6	33.3	22.3
1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Reflects the results of operations of one of the Company’s soccer teams.

Television broadcasting
Fourth-quarter sales increased 1.4% compared with the same period of 2005. Full-year sales increased 8.5% to Ps.20,972.1 million compared with Ps.19,323.5 million in 2005. The annual increase was attributable to i) the broadcast of the 2006 FIFA World Cup; ii) political advertising related to the presidential elections in Mexico; and iii) higher ratings in our telenovelas.

Fourth-quarter OIBDA increased 5.6%, and OIBDA margin reached 51.7%. Full-year OIBDA increased 15.1% to Ps.10,598 million, and OIBDA margin reached 50.5%—an all-time high for a full year—reflecting higher sales partially offset by an increase in cost of sales and operating expenses.

Pay television networks
Fourth-quarter sales increased 4% compared with the same period of 2005. Full-year sales increased 14.9% to Ps.1,329 million compared with Ps.1,156.2 million in 2005. The annual increase reflects i) higher revenues from channels sold in Mexico and Latin America; ii) higher sales in TuTV, our pay-television joint venture with Univision; and iii) higher advertising sales.

Fourth-quarter OIBDA rose 5.6%, and OIBDA margin reached 54.3%. Full-year OIBDA increased 26.6% to Ps.682.3 million, and OIBDA margin reached 51.3%. These results were driven by higher sales and lower operating expenses, which were partially offset by an increase in cost of sales.

Programming exports
Fourth-quarter sales increased 8.7% compared with the same period of 2005. Full-year sales increased 8.1% to Ps.2,110.9 million compared with Ps.1,952 million in 2005. The annual increase reflects i) a 15.5% increase in the royalties paid to the Company under the Univision Program License Agreement, which amounted to US$126.9 million in 2006 (including US$7 million from Puerto Rico) compared with US$109.8 million in 2005; and ii) higher programming sales to Latin America and Europe. These increases were partially offset by i) lower exports to Asia and Africa; and ii) a negative translation effect on foreign-currency-denominated sales, which amounted to Ps.61 million.

Fourth-quarter OIBDA increased 21.1%, and OIBDA margin reached 42%. Full-year OIBDA increased 24.9% to Ps.869.3 million, and OIBDA margin reached 41.2%. These results were driven by higher sales and lower cost of sales, which were partially offset by higher operating expenses.

Publishing
Fourth-quarter sales increased 12.4% compared with the same period of 2005. Full-year sales increased 10.7% to Ps.2,885.5 million compared with Ps.2,607.1 million in 2005. The annual increase reflects i) sales in Editora Cinco, which amounted to Ps.129.3 million; and ii) higher revenues from magazine circulation and an increase in advertising pages sold both in Mexico and abroad. These increases were partially offset by the negative translation effect of foreign-currency-denominated sales amounting to Ps.21.5 million.

Fourth-quarter OIBDA rose 15.1%, and OIBDA margin reached 24.3%. Full-year OIBDA increased 11.3% to Ps.555.8 million, and OIBDA margin reached 19.3%, driven by higher sales, which were partially offset by higher cost of sales and operating expenses.

Publishing distribution
Fourth-quarter sales increased 3.7% compared with the same period of 2005. Full-year sales increased 3.6% to Ps.433.5 million compared with Ps.418.5 million in 2005. The annual increase reflects higher circulation abroad of magazines published by the Company and by third parties. This increase was partially offset by i) lower circulation in Mexico of magazines published by third parties; and ii) the negative translation effect of foreign-currency-denominated sales, which amounted to Ps.5.2 million.

Fourth-quarter operating result before depreciation and amortization amounted to a loss of Ps.0.8 million compared with OIBDA of Ps.4.5 million reported in the fourth quarter of 2005. Full-year OIBDA increased 160.9% to Ps.18 million, and OIBDA margin reached 4.2%. These results reflect higher sales and lower operating expenses, which were partially offset by higher cost of sales.

Sky Mexico
Fourth-quarter sales increased 16.9% compared with the same period of 2005. Full-year sales increased 19.6% to Ps.7,452.7 million compared with Ps.6,229.2 million in 2005. The annual increase was attributable mainly to a 14.4% increase in the subscriber base and higher advertising revenues. As of December 31, 2006, the number of gross active subscribers reached 1,430,100 (including 91,100 commercial subscribers), compared with 1,250,600 (including 70,100 commercial subscribers) as of December 31, 2005.

Fourth-quarter OIBDA increased 29.2%, and OIBDA margin reached 48.7%. Full-year OIBDA increased 35.8% to Ps.3,555.5 million, and OIBDA margin reached 47.7%. These results came from higher sales, which were partially offset by higher cost of sales and operating expenses.

Cable television
Fourth-quarter sales increased 36.9% compared with the same period of 2005. Full-year sales increased 35.7% to Ps.1,984.7 million compared with Ps.1,462.1 million in 2005. The annual increase was attributable to i) a 17.6% increase in the subscriber base, which, as of December 31, 2006, reached 496,520, all of which are digital subscribers, compared with the previous year’s subscriber base of 422,088 (including 283,207 digital subscribers); ii) a 57.5% increase in broadband subscribers to 96,035 compared with 60,986 reported for 2005; and iii) a 6% rate increase in Cablevision video service packages effective March 1, 2006.

Fourth-quarter OIBDA increased 28.1%, and OIBDA margin reached 41.1%. Full-year OIBDA increased 60.3% to Ps.816.8 million, and OIBDA margin reached 41.2%. These results reflected higher sales, which were partially offset by higher cost of sales and operating expenses.

Radio
Fourth-quarter sales increased 11.9% compared with the same period of 2005. Full-year sales increased 23.9% to Ps.444.6 million compared with Ps.358.7 million in 2005. The annual increase was attributable to i) the broadcast of the 2006 FIFA World Cup, and ii) political advertising related to the presidential elections in Mexico. These increases were partially offset by lower sales generated by our affiliation agreement with Radiorama.

Fourth-quarter OIBDA increased 37.5%, and OIBDA margin reached 28.6%. Full-year OIBDA increased 74.2% to Ps.94.6 million, and OIBDA margin reached 21.3%. These results reflected higher sales, which were partially offset by higher cost of sales and operating expenses.

Other businesses
Fourth-quarter sales increased 14.8% compared with the same period of 2005. Full-year sales decreased marginally, by 0.2%, to Ps.1,320.9 million compared with Ps.1,323 million in 2005. The annual decrease was attributable to lower sales in our feature-film distribution business as well as in our Esmas.com internet portal due to lower sales in our SMS messaging service. These decreases were partially offset by higher sales in our sports and gaming businesses.

Fourth-quarter operating loss before depreciation and amortization increased to Ps.134.2 million compared with a loss of Ps.100.1 million reported in the previous year’s fourth quarter. Full-year operating loss before depreciation and amortization increased to Ps.267.8 million compared with a loss of Ps.144.6 million in 2005. These results were attributable to lower sales and higher operating expenses, which were partially offset by lower cost of sales.

Corporate expenses
In 2005, we adopted the guidelines of the International Financial Reporting Standard 2, “Share-based Payment,” issued by the International Accounting Standards Board, which require accruing in stockholders’ equity the share-based compensation expense measured at fair value at the time the equity benefits are granted to our officers and employees. In 2006, we recognized a share-based compensation expense of approximately Ps.235 million as a corporate expense.

Non-operating Results

Integral Cost of Financing
The following table sets forth integral cost of financing for the years ended December 31, 2006 and 2005, in millions of Mexican pesos in purchasing power as of December 31, 2006, which consisted of:

	2006	2005	Increase (decrease)
Interest expense	1,937.6	2,221.1	(283.5)
Interest income	(1,094.3)	(969.9)	(124.4)
Foreign exchange loss, net	190.5	757.0	(566.5)
Loss (gain) from monetary position, net	65.9	(153.9)	219.8
	1,099.7	1,854.3	(754.6)

The net expense attributable to the integral cost of financing decreased by Ps.754.6 million, or 40.7%, to Ps.1,099.7 million in 2006 compared with Ps.1,854.3 million in 2005. This decrease reflected primarily i) a Ps.566.5 million decrease in net foreign-exchange loss resulting primarily from the difference between the spot rate and the foreign-exchange rate of the coupon swaps entered into by us, in conjunction with a 1.66% depreciation of the Mexican peso against the US dollar in 2006 compared with a 4.69% appreciation of the Mexican peso against the US dollar in 2005; ii) a Ps.283.5 million decrease in interest expense, primarily due to both a lower average amount of outstanding debt and a reduction in the weighted-average interest rate; and iii) a Ps.124.4 million increase in interest income primarily in connection with a higher average amount of temporary investments. These favorable variances were partially offset by a Ps.219.8 million increase in loss from monetary position resulting primarily from a higher net monetary asset position, and a higher annual inflation rate in 2006 (4.05%) compared with 2005 (3.3%).

Restructuring and non-recurring charges
Restructuring and non-recurring charges increased by Ps.375.2 million to Ps.614.4 million in 2006 compared with Ps.239.2 million in 2005. This increase reflected primarily the recognition of certain non-recurring expenses incurred in connection with the tender offer made by Sky Mexico in the second quarter 2006 for most of its Senior Notes due 2013.

Other expense, net
Other expense, net, decreased by Ps.272 million, or 56.3%, to Ps.211 million in 2006 compared with Ps.483 million in 2005. This decrease reflected primarily the absence of loss on disposition of both investments and fixed assets in 2006, which effect was partially offset by an increase in advisory and professional services. In 2006, other expense, net, comprises primarily donations and advisory and professional services.

Income taxes
Income taxes increased by Ps.1,244.8 million, to Ps.2,047.2 million in 2006 compared with Ps.802.4 million in 2005. This increase reflected both a higher income tax base and a higher effective income tax rate.

Equity in results of affiliates, net
Equity in results of affiliates, net, decreased by Ps.768.9 million to an equity in losses of affiliates of Ps.602.2 million in 2006 compared with an equity in earnings of affiliates of Ps.166.7 million in 2005. This decrease reflected primarily an equity in loss of La Sexta, our 40% interest in a free-to-air television channel in Spain, which began operations in March 2006.

Cumulative loss effect of accounting change
In 2006, this line reflected the absence of a cumulative loss of accounting change of Ps.526.6 million, which was recognized in 2005, in connection with i) the cumulative loss effect of Ps.336.6 million, in connection with the initial accrual of share-based compensation expense for benefits granted to executives and employees under the terms of our Stock Purchase Plan and Long-term Retention Plan, in accordance with the guidelines of IFRS 2, “Share-based Payment,” issued by the International Accounting Standards Board; and ii) the cumulative loss effect of Ps.190 million, net of income taxes, in connection with the initial accrual of certain severance payments, in accordance with the guidelines of revised Bulletin D-3, “Labor Obligations,” issued by the Mexican Institute of Public Accountants.

Minority interest
Minority interest in consolidated net income decreased by Ps.539.8 million, or 47.9%, to Ps.588.2 million in 2006 compared with Ps.1,128 million in 2005. This decrease reflected primarily a lower portion of net income attributable to the interest held by minority equity owners in the Sky Mexico business.

Other Relevant Information

Capital expenditures and investments
In 2006 our capital expenditures totaled US$298.5 million, including US$75.9 million for our cable television segment, US$91.2 million for Sky Mexico, US$22.5 million for gaming, and US$108.9 million in our television broadcasting and other business segments. In addition, during 2006 we made investments related to our 40% interest in La Sexta for an aggregate amount of €103.4 million.

In November 2006, the Company invested US$258 million in long-term notes convertible into 99.99% of the equity of Alvafig S.A. de C.V., which holds 49% of the equity of Cablemás S.A. de C.V. (“Cablemás”). The long-term notes have a five-year maturity with a coupon rate of 8% in the first year and 10% in subsequent years. Cablemás, the second largest cable operator in Mexico, operates in 48 cities. As of September 30, 2006, its cable network served 675,695 cable television subscribers, 159,732 high-speed internet subscribers, and 20,616 IP-telephony lines with approximately 1.9 million homes passed. The conversion of the long-term notes into equity is subject to approval by the regulatory authorities in Mexico.

Debt
The following table sets forth our total consolidated debt, as well as Sky Mexico’s satellite transponder lease obligation for the years ended December 31, 2006 and 2005, in millions of Mexican pesos in purchasing power as of December 31, 2006, which consisted of:

	2006	2005	Increase (decrease)
Current portion of long-term debt	986.4	354.3	632.1
Long-term debt (excluding current portion)	17,795.3	18,872.4	(1,077.1)
	18,781.7	19,226.7	(445.0)
Current portion of satellite transponder lease obligation	86.2	78.7	7.5
Long-term satellite transponder lease obligation (excluding current portion)	1,120.4	1,235.0	(114.6)
	1,206.6	1,313.7	(107.1)

As of December 31, 2006 and 2005, our consolidated net debt was Ps.2,971 million and Ps.3,849.7 million, respectively.

Univision
In the third quarter of 2006, we announced our intention to have our shares of Univision cashed out in connection with a merger agreement entered into by Univision and an acquiring investor group. At the effective time of the pending merger, if not previously sold, the 30,187,534 shares of Univision common stock owned by us will be converted, like all shares of Univision common stock, into the right to receive US$36.25 in cash per share plus interest at a rate of 8% per year if the merger is not completed by April 26, 2007. Also, under the terms of this merger agreement, all of our warrants to acquire shares of Univision common stock will be cancelled, and we will receive cash to the extent that US$36.25 per share exceeds the per-share exercise price of the warrants. Univision has stated that the merger is expected to be consummated in the first half of 2007.

Accordingly, beginning July 1, 2006, we i) classified the investment in shares of Univision as a current available-for-sale financial asset in our consolidated balance sheet; ii) discontinued the recognition of any equity result in Univision (until June 30, 2006, our investment in shares of Univision was deemed permanent and accounted for by using the equity method); iii) recognized this financial asset at fair value with any related gain or loss, accounted for as other accumulated comprehensive result in our consolidated stockholders’ equity; and iv) designated this financial asset as being hedged by a portion of our US-dollar-denominated long-term debt in the amount of approximately US$971.9 million. The fair value of our financial investment in shares of Univision at December 31, 2006, amounted to approximately US$1.1 billion.

Share buyback program
From January 1 through December 31, 2006, we repurchased approximately 57.4 million CPOs for Ps.2,544.3 million in nominal terms, of which approximately 3.7 million CPOs were cancelled in April 2006. At our upcoming shareholder meeting scheduled for April 2007, we will propose to shareholders to cancel the remaining 53.7 million CPOs.

Advertising sales plan
As of December 31, 2006, we had received aggregate upfront advertising deposits for television advertising of approximately Ps.15,946 million in nominal terms, representing an 8.3% increase in real terms compared with the prior year. Approximately 61.9% of the advance deposits as of December 31, 2006, were in the form of short-term, non-interest-bearing notes receivable maturing the following year, with the remainder consisting of cash deposits. The weighted-average maturity of these notes was 3.6 months.

Television ratings and audience share
National urban ratings and audience share reported by IBOPE confirm that, in 2006, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 70.1%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 69.5%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 71.0%. In 2006, Televisa aired 84% and 83% of the top-200 and top-100 rated programs, respectively.

Outlook for 2007
In 2007 our television broadcasting business will face a difficult comparison, particularly in the first half of the year, due to last year’s non-recurring political and World Cup advertising. Therefore, we expect television broadcasting sales to decrease by more than 5% in real terms for the first half of the year. For the full year, we expect television broadcasting sales to decrease marginally and OIBDA margin to remain above 50 percent.

About Televisa
Grupo Televisa, S.A.B., is the largest media Company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States, and in La Sexta, a free-to-air television venture in Spain.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information - Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

# # #

Televisa Investor Relations Contacts:	Media Relations Contacts:
Michel Boyance / Alejandro Eguiluz	Manuel Compean
Tel: (5255) 5261-2445	Tel: (5255) 5728 3815
Fax: (5255)5261-2494	Fax: (5255) 5728 3632
ir@televisa.com.mx	mcompean@televisa.com.mx
http://www.televisa.com	http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(Millions of Mexican pesos in purchasing power as of December 31, 2006)

ASSETS	December 31, 2006 (Unaudited)		December 31, 2005 (Audited1)

Current:
Available:
Cash	Ps.	675.8	Ps.	566.7
Temporary investments		15,134.9		14,810.3
		15,810.7		15,377.0

Trade notes and accounts receivable, net		13,597.6		14,459.5
Other accounts and notes receivable, net		1,488.3		593.7
Due from affiliated companies, net		146.7		-
Transmission rights and programming		3,053.2		3,247.0
Inventories		772.9		664.1
Available-for-sale investment in shares of Univision		11,821.9		-
Other current assets		771.1		601.5
Total current assets		47,462.4		34,942.8

Transmission rights and programming, noncurrent		3,428.9		4,079.9
Investments		5,710.6		7,895.1
Property, plant, and equipment, net		20,976.0		20,528.2
Intangible assets and deferred charges, net		5,390.1		10,419.1
Other assets		24.4		20.5
Total assets	Ps.	82,992.4	Ps.	77,885.6

1 The December 31, 2005, amounts were taken from our audited consolidated financial statements as of December 31, 2005, and restated to December 31, 2006, constant Mexican pesos.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(Millions of Mexican pesos in purchasing power as of December 31, 2006)

LIABILITIES	December 31, 2006 (Unaudited)		December 31, 2005 (Audited1)
Current:
Current portion of long-term debt	Ps.	986.4	Ps.	354.3
Current portion of satellite transponder
lease obligation		86.2		78.7
Trade accounts payable		3,450.7		3,074.5
Customer deposits and advances		16,893.6		16,168.0
Taxes payable		1,179.5		1,098.5
Accrued interest		262.1		348.2
Other accrued liabilities		2,047.7		1,645.0
Due to affiliated companies, net		-		474.4
Total current liabilities		24,906.2		23,241.6
Long-term debt[2]		17,795.3		18,872.4
Satellite transponder lease obligation [2]		1,120.4		1,235.0
Customer deposits and advances, noncurrent		268.2		2,609.9
Other long-term liabilities		522.1		480.0
Deferred taxes		1,488.8		172.4
Labor obligations [3]		287.0		199.9
Total liabilities		46,388.0		46,811.2

STOCKHOLDERS' EQUITY

Capital stock issued, no par value		10,126.2		10,290.3
Additional paid-in capital		4,383.2		4,383.2
		14,509.4		14,673.5
Retained earnings:
Legal reserve		2,058.1		1,871.3
Reserve for repurchase of shares		4,459.3		5,977.4
Unappropriated earnings		16,715.2		12,313.8
Net income for the year		8,586.2		6,373.8
		31,818.8		26,536.3
Accumulated other comprehensive loss		(3,703.7)		(3,690.1)
Shares repurchased		(7,603.2)		(7,330.7)
		20,511.9		15,515.5
Total majority interest		35,021.3		30,189.0
Minority interest		1,583.1		885.4
Total stockholders' equity		36,604.4		31,074.4
Total liabilities and stockholders' equity	Ps.	82,992.4	Ps.	77,885.6

[1]	The December 31, 2005, amounts were taken from our audited consolidated financial statements as of December 31, 2005, and restated to December 31, 2006, constant Mexican pesos.
[2]	Net of current portion.
[3]	Include pension plans, seniority premiums, and severance indemnities.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
TWELVE MONTHS ENDED DECEMBER 31, 2006 AND 2005
(Millions of Mexican pesos in purchasing power as of December 31, 2006)

	Three months ended December 31,				Twelve months ended December 31,
	2006 (Unaudited)		2005 (Unaudited)		2006 (Unaudited)		2005 (Audited1)

Net sales	Ps.	10,740.8	Ps.	10,043.1	Ps.	37,931.8	Ps.	33,797.6

Cost of sales[2]		4,516.2		4,371.9		16,182.8		15,350.3

Operating expenses[2]:
Selling		822.3		796.9		3,016.8		2,773.5
Administrative		691.8		537.3		2,304.2		1,916.1
Operating income before depreciation
and amortization		4,710.5		4,337.0		16,428.0		13,757.7
Depreciation and amortization		698.7		698.7		2,679.1		2,517.1
Operating income		4,011.8		3,638.3		13,748.9		11,240.6
Integral cost of financing:
Interest expense		460.2		556.8		1,937.6		2,221.1
Interest income		(226.3)		(200.5)		(1,094.3)		(969.9)
Foreign exchange loss, net		205.5		142.1		190.5		757.0
(Gain) loss from monetary position, net		(37.6)		(167.3)		65.9		(153.9)
		401.8		331.1		1,099.7		1,854.3
Restructuring and non-recurring charges		60.5		22.7		614.4		239.2
Other expense, net		66.9		100.3		211.0		483.0
Income before taxes		3,482.6		3,184.2		11,823.8		8,664.1

Income tax and asset tax provision (benefit)		592.4		(478.7)		2,016.7		781.7
Employees' profit sharing		21.2		15.9		30.5		20.7
		613.6		(462.8)		2,047.2		802.4
Income before equity in result of affiliates,
cumulative loss of accounting change,
and minority interest		2,869.0		3,647.0		9,776.6		7,861.7
Equity in (losses) earnings of affiliates, net		(270.7)		(17.7)		(602.2)		166.7
Cumulative loss of accounting change, net		-		(336.8)		-		(526.6)
Minority interest		(256.9)		(673.5)		(588.2)		(1,128.0)
Net income	Ps.	2,341.4	Ps.	2,619.0	Ps.	8,586.2	Ps.	6,373.6

[1]	The December 31, 2005, amounts were taken from our audited consolidated financial statements as of December 31, 2005, and restated to December 31, 2006, constant Mexican pesos.
[2]	Excluding depreciation and amortization.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR FIRST, SECOND, THIRD, AND FOURTH QUARTERS OF 20061:

SIGN-ON TO SIGN-OFF - 6:00 TO 24:00, MONDAY TO SUNDAY

	Jan	Feb	Mar	1Q06	Apr	May	Jun	2Q06	Jul	Aug	Sep	3Q06	Oct	Nov	Dec	4Q06	2006
Channel 2
Rating	11.6	12.3	11.9	12.0	11.0	11.0	11.5	11.2	11.2	11.7	11.8	11.6	11.8	12.1	11.0	11.7	11.6
Share (%)	31.3	32.0	30.9	31.4	30.3	29.9	30.7	30.3	31.3	32.5	33.3	32.4	33.6	33.2	33.0	33.3	31.8
Total Televisa(2)
Rating	26.3	27.4	26.9	26.9	25.2	26.1	26.2	25.8	25.7	26.1	25.3	25.7	25.2	26.1	24.0	25.1	25.9
Share (%)	70.9	71.2	69.7	70.6	69.4	70.8	70.0	70.1	71.6	72.1	71.5	71.7	71.4	71.5	71.6	71.5	71.0

PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jan	Feb	Mar	1Q06	Apr	May	Jun	2Q06	Jul	Aug	Sep	3Q06	Oct	Nov	Dec	4Q06	2006
Channel 2
Rating	17.7	18.6	17.7	18.0	16.3	15.8	15.6	15.9	16.4	17.5	17.1	17.0	17.1	16.8	14.8	16.2	16.8
Share (%)	33.0	33.9	32.5	33.1	31.9	30.7	31.3	31.3	33.2	34.4	34.4	34.0	34.4	32.4	31.8	32.8	32.8
Total Televisa(2)
Rating	37.0	38.2	37.1	37.4	34.6	35.4	34.1	34.7	34.7	36.1	35.1	35.3	34.8	36.2	32.8	34.6	35.5
Share (%)	69.0	69.7	68.0	68.9	67.9	68.7	68.6	68.4	70.3	71.0	70.5	70.6	69.9	69.9	70.5	70.1	69.5

WEEKDAY PRIME TIME - 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jan	Feb	Mar	1Q06	Apr	May	Jun	2Q06	Jul	Aug	Sep	3Q06	Oct	Nov	Dec	4Q06	2006
Channel 2
Rating	22.0	22.4	21.2	21.8	22.6	22.5	21.7	22.3	23.2	23.5	23.0	23.2	22.9	20.9	20.3	21.4	22.2
Share (%)	35.2	35.0	33.5	34.6	38.0	37.2	37.2	37.5	40.2	39.7	40.1	40.0	39.5	35.2	36.4	37.0	37.3
Total Televisa(2)
Rating	41.4	43.4	41.1	41.9	40.5	42.2	40.5	41.1	41.5	42.8	42.6	42.3	42.1	42.4	40.1	41.5	41.7
Share (%)	66.3	67.8	65.1	66.4	67.9	69.9	69.6	69.1	72.0	72.2	74.1	72.8	72.8	71.3	72.0	72.0	70.1

[1]
National urban ratings and audience share are certified by IBOPE and are based upon IBOPE’s national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

[2]
“Total Televisa” includes the Company’s four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

[3]	“Televisa Prime Time” is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated February 28, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice-President